

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
MAY 26 2004
PROCESSING
SECTION
187

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, May 20, 2004, Series 2004-IN1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 20, 2004

ACE SECURITIES CORP.



By:______________________________
Name: Douglas K. Johnson
Title: President



By:______________________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp


MAY 26 2004

$311,796,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-IN1

Ace Securities Corp
(Depositor)

Deutsche Bank 

May 18, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED May 18, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-IN1
$311,796,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	215,670,000	Float	2.52	1-89	0	ACT/360	May 2034	Aaa / AAA / AAA
A-2A	31,614,000	Float	1.06	1-28	0	ACT/360	May 2034	Aaa / AAA / AAA
A-2B	19,065,000	Float	4.80	28 - 89	0	ACT/360	May 2034	Aaa / AAA / AAA
M-1	18,665,000	Float	5.03	40 - 89	0	ACT/360	May 2034	Aa2 / AA+ / AA+
M-2	13,796,000	Float	4.99	38 - 89	0	ACT/360	May 2034	A2 / AA / A+
M-3	4,058,000	Float	4.96	38 - 89	0	ACT/360	May 2034	A3 / AA- / A
M-4	4,058,000	Float	4.96	38 - 89	0	ACT/360	May 2034	Baa1 / A / A
M-5	2,435,000	Float	4.96	38 - 89	0	ACT/360	May 2034	Baa2 / A- / A-
M-6	2,435,000	Float	4.95	37 - 89	0	ACT/360	May 2034	Baa3/BBB+/BBB+
B		Float			* Not Offered *			
Total	**311,796,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 Certificates, Class A-2A Certificates and the Class A-2B Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). Together the Senior Certificates and the Mezzanine Certificates are the "Offered Certificates." The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first lien mortgage loans ("Group I Mortgage Loans") and the Class A-2A and Class A-2B Certificates are backed by fixed and adjustable-rate first lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 2,111 adjustable-rate and fixed-rate, first lien closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $324,617,369 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 1,916 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $262,851,882 and the Group II Mortgage Loans will represent approximately 195 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $61,765,487.
Class A Certificates:	Class A-1, Class A-2A and Class A-2B Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates	Class B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	IndyMac Bank FSB
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Primary servicing will be provided by Ocwen Federal Bank FSB
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	May 1, 2004
Expected Pricing:	Week of May 17, 2004
Expected Closing Date:	On or about May 27, 2004
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in June 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.54% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates);provided however that if the Servicer collects any subsequent recoveries with respect to any liquidated Mortgage Loan for which Realized Losses were allocated to the Subordinate Certificates or a class or classes of Mezzanine Certificates, the Certificate Principal Balance of the Subordinate Certificates or such class or classes of Mezzanine Certificates will be increased by the amount of such subsequent recovery.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 2.20% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 4.40% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 35.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A	Aaa / AAA / AAA	17.95	35.90
M-1	Aa2 / AA+ / AA+	12.20	24.40
M-2	A2 / AA / A+	7.95	15.90
M-3	A3 / AA- / A	6.70	13.40
M-4	Baa1 / A / A	5.45	10.90
M-5	Baa2 / A- / A-	4.70	9.40
M-6	Baa3/BBB+/BBB+	3.95	7.90
B	Not Offered	2.20	4.40

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2A and A-2B Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-IN1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: All principal distributions to the holders of the Class A Certificates on any Distribution Date will be allocated concurrently between the Class A-1 Certificates (the "Group I Class A Certificates"), on the one hand, and the Class A-2A and Class A-2B Certificates (the "Group II Class A Certificates"), on the other hand, based on the Class A principal allocation percentage for the Group I Class A Certificates and the Group II Class A Certificates, as applicable. The Group I Class A Certificates and the Group II Class A Certificates are each a "Class A Certificate Group."

However, if the Certificate Principal Balances of the Class A Certificates in either Class A Certificate Group are reduced to zero, then the remaining amount of principal distributions distributable to the Class A Certificates in such Class A Certificate Group on that Distribution Date, and the amount of those principal distributions distributable to such Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the Class A Certificates in the other Class A Certificate Group remaining outstanding, in accordance with the principal distribution allocations described herein, until their Certificate Principal Balances have been reduced to zero. Any payments of principal to the Group I Class A Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Group II Class A Certificates will be made first from payments relating to the Group II Mortgage Loans.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued): Any principal distributions allocated to the Group II Class A Certificates will be allocated sequentially, first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-2B Certificates until their Certificate Principal Balance has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 24.40% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 15.90% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 13.40% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 10.90% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 9.40% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 7.90% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount: The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates until it reaches a 4.40% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [44.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2007 to May 2008	[2.50%, plus 1/12th of 1.25% for each month thereafter]
June 2008 to May 2009	[3.75%, plus 1/12th of 1.00% for each month thereafter]
June 2009 to May 2010	[4.75%, plus 1/12th of 0.75% for each month thereafter]
June 2010 and thereafter	[5.50%]

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date , then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Subordinate Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.50	4.71	2.52	1.90	1.25
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
A-2A	Avg Life	13.70	1.99	1.06	0.84	0.63
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	May-26	Nov-08	Sep-06	Mar-06	Sep-05
A-2B	Avg Life	26.02	9.10	4.80	3.52	2.15
	First Payment Date	May-26	Nov-08	Sep-06	Mar-06	Sep-05
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-1	Avg Life	25.49	8.98	5.03	4.46	4.33
	First Payment Date	Jan-25	Sep-08	Sep-07	Dec-07	Aug-08
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-2	Avg Life	25.49	8.98	4.99	4.26	4.03
	First Payment Date	Jan-25	Sep-08	Jul-07	Sep-07	Jan-08
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-3	Avg Life	25.49	8.98	4.96	4.18	3.78
	First Payment Date	Jan-25	Sep-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-4	Avg Life	25.49	8.98	4.96	4.15	3.68
	First Payment Date	Jan-25	Sep-08	Jul-07	Aug-07	Oct-07
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-5	Avg Life	25.49	8.98	4.96	4.14	3.63
	First Payment Date	Jan-25	Sep-08	Jul-07	Aug-07	Sep-07
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
M-6	Avg Life	25.49	8.98	4.95	4.12	3.59
	First Payment Date	Jan-25	Sep-08	Jun-07	Jul-07	Sep-07
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08
B	Avg Life	25.49	8.97	4.94	4.10	3.52
	First Payment Date	Jan-25	Sep-08	Jun-07	Jun-07	Jul-07
	Last Payment Date	Aug-32	Dec-17	Oct-11	Mar-10	Sep-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.55	5.03	2.75	2.08	1.35
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Dec-33	Mar-30	Sep-20	Sep-17	May-14
A-2A	Avg Life	13.70	1.99	1.06	0.84	0.63
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	May-26	Nov-08	Sep-06	Mar-06	Sep-05
A-2B	Avg Life	26.19	10.00	5.38	3.96	2.30
	First Payment Date	May-26	Nov-08	Sep-06	Mar-06	Sep-05
	Last Payment Date	Dec-33	May-30	Nov-20	May-17	Feb-14
M-1	Avg Life	25.64	9.74	5.56	4.87	5.33
	First Payment Date	Jan-25	Sep-08	Sep-07	Dec-07	Aug-08
	Last Payment Date	Nov-33	Feb-27	Jan-18	Mar-15	Jun-12
M-2	Avg Life	25.63	9.66	5.47	4.63	4.30
	First Payment Date	Jan-25	Sep-08	Jul-07	Sep-07	Jan-08
	Last Payment Date	Oct-33	Apr-25	Oct-16	Feb-14	Sep-11
M-3	Avg Life	25.62	9.58	5.39	4.51	4.02
	First Payment Date	Jan-25	Sep-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Aug-33	May-23	Jun-15	Feb-13	Nov-10
M-4	Avg Life	25.62	9.51	5.34	4.44	3.90
	First Payment Date	Jan-25	Sep-08	Jul-07	Aug-07	Oct-07
	Last Payment Date	Jul-33	Jul-22	Dec-14	Aug-12	Jul-10
M-5	Avg Life	25.61	9.43	5.29	4.40	3.82
	First Payment Date	Jan-25	Sep-08	Jul-07	Aug-07	Sep-07
	Last Payment Date	May-33	Jul-21	Apr-14	Feb-12	Feb-10
M-6	Avg Life	25.59	9.34	5.22	4.32	3.74
	First Payment Date	Jan-25	Sep-08	Jun-07	Jul-07	Sep-07
	Last Payment Date	Apr-33	Oct-20	Nov-13	Oct-11	Nov-09
B	Avg Life	25.54	9.11	5.05	4.18	3.58
	First Payment Date	Jan-25	Sep-08	Jun-07	Jun-07	Jul-07
	Last Payment Date	Mar-33	Nov-19	Apr-13	May-11	Jul-09

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
6/25/2004	NA	NA	NA
7/25/2004	257,088,957	7.02	9.50
8/25/2004	251,299,527	6.80	9.50
9/25/2004	245,484,354	6.80	9.50
10/25/2004	239,676,603	7.02	9.50
11/25/2004	233,876,620	6.79	9.50
12/25/2004	228,110,146	7.02	9.50
1/25/2005	222,386,662	6.79	9.50
2/25/2005	216,708,139	6.79	9.50
3/25/2005	211,173,585	7.52	9.50
4/25/2005	205,780,231	6.79	9.50
5/25/2005	200,524,732	7.02	9.50
6/25/2005	195,403,550	6.79	9.50
7/25/2005	190,413,239	7.02	9.50
8/25/2005	185,550,444	6.79	9.50
9/25/2005	180,811,941	6.79	9.50
10/25/2005	176,194,495	7.02	9.50
11/25/2005	171,695,000	6.80	9.50
12/25/2005	167,310,544	7.21	9.50
1/25/2006	163,042,083	7.27	9.50
2/25/2006	158,887,801	8.18	9.50
3/25/2006	154,856,659	9.05	9.50
4/25/2006	150,927,775	8.17	9.50
5/25/2006	147,098,545	8.44	9.50
6/25/2006	143,366,456	8.23	9.50
7/25/2006	139,729,849	8.60	9.50
8/25/2006	136,186,618	8.62	9.50
9/25/2006	132,736,872	8.61	9.50
10/25/2006	129,374,455	8.91	9.50
11/25/2006	126,097,462	8.62	9.50
12/25/2006	122,903,419	9.01	9.50
1/25/2007	119,791,546	8.90	9.50
2/25/2007	116,760,698	9.23	9.50
3/25/2007	113,809,791	9.50	9.50
4/25/2007	110,933,313	9.22	9.50
5/25/2007	108,129,443	9.50	9.50
6/25/2007	105,396,352	9.29	9.50

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
6/25/2004	NA	NA	NA
7/25/2004	60,331,320	6.66	9.50
8/25/2004	58,903,834	6.44	9.50
9/25/2004	57,482,733	6.44	9.50
10/25/2004	56,067,872	6.66	9.50
11/25/2004	54,664,282	6.44	9.50
12/25/2004	53,274,057	6.66	9.50
1/25/2005	51,897,102	6.44	9.50
2/25/2005	50,542,454	6.44	9.50
3/25/2005	49,223,201	7.13	9.50
4/25/2005	47,938,418	6.45	9.50
5/25/2005	46,687,231	6.66	9.50
6/25/2005	45,468,729	6.44	9.50
7/25/2005	44,282,056	6.66	9.50
8/25/2005	43,126,379	6.44	9.50
9/25/2005	42,000,885	6.44	9.50
10/25/2005	40,904,784	6.66	9.50
11/25/2005	39,837,329	6.45	9.50
12/25/2005	38,797,764	6.72	9.50
1/25/2006	37,785,610	6.50	9.50
2/25/2006	36,799,873	7.90	9.50
3/25/2006	35,846,709	8.80	9.50
4/25/2006	34,917,867	7.95	9.50
5/25/2006	34,013,119	8.21	9.50
6/25/2006	33,131,827	7.98	9.50
7/25/2006	32,273,516	8.24	9.50
8/25/2006	31,437,446	8.44	9.50
9/25/2006	30,624,458	8.45	9.50
10/25/2006	29,832,560	8.73	9.50
11/25/2006	29,061,155	8.48	9.50
12/25/2006	28,309,839	8.87	9.50
1/25/2007	27,578,345	8.79	9.50
2/25/2007	26,866,433	9.28	9.50
3/25/2007	26,173,891	9.50	9.50
4/25/2007	25,499,246	9.29	9.50
5/25/2007	24,842,000	9.50	9.50
6/25/2007	24,201,694	9.33	9.50

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	6/25/2004	NA
2	7/25/2004	9.50
3	8/25/2004	9.50
4	9/25/2004	9.50
5	10/25/2004	9.50
6	11/25/2004	9.50
7	12/25/2004	9.50
8	1/25/2005	9.50
9	2/25/2005	9.50
10	3/25/2005	9.50
11	4/25/2005	9.50
12	5/25/2005	9.50
13	6/25/2005	9.50
14	7/25/2005	9.50
15	8/25/2005	9.50
16	9/25/2005	9.50
17	10/25/2005	9.50
18	11/25/2005	9.50
19	12/25/2005	9.50
20	1/25/2006	9.50
21	2/25/2006	9.50
22	3/25/2006	9.50
23	4/25/2006	9.50
24	5/25/2006	9.50
25	6/25/2006	9.50
26	7/25/2006	9.50
27	8/25/2006	9.50
28	9/25/2006	9.50
29	10/25/2006	9.50
30	11/25/2006	9.50
31	12/25/2006	9.50
32	1/25/2007	9.50
33	2/25/2007	9.50
34	3/25/2007	10.22
35	4/25/2007	9.50
36	5/25/2007	9.53
37	6/25/2007	9.50
38	7/25/2007	9.71
39	8/25/2007	9.68
40	9/25/2007	9.68
41	10/25/2007	10.00
42	11/25/2007	9.67
43	12/25/2007	10.01
44	1/25/2008	9.72
45	2/25/2008	9.74

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	3/25/2008	10.41
47	4/25/2008	9.73
48	5/25/2008	10.05
49	6/25/2008	9.73
50	7/25/2008	10.07
51	8/25/2008	9.74
52	9/25/2008	9.73
53	10/25/2008	10.05
54	11/25/2008	9.72
55	12/25/2008	10.07
56	1/25/2009	9.76
57	2/25/2009	9.76
58	3/25/2009	10.80
59	4/25/2009	9.75
60	5/25/2009	10.07
61	6/25/2009	9.74
62	7/25/2009	10.06
63	8/25/2009	9.73
64	9/25/2009	9.72
65	10/25/2009	10.04
66	11/25/2009	9.71
67	12/25/2009	10.02
68	1/25/2010	9.70
69	2/25/2010	9.69
70	3/25/2010	10.72
71	4/25/2010	9.67
72	5/25/2010	9.99
73	6/25/2010	9.66
74	7/25/2010	9.98
75	8/25/2010	9.65
76	9/25/2010	9.64
77	10/25/2010	9.96
78	11/25/2010	9.63
79	12/25/2010	9.94
80	1/25/2011	9.62
81	2/25/2011	9.61
82	3/25/2011	10.64
83	4/25/2011	9.60
84	5/25/2011	9.91
85	6/25/2011	9.59
86	7/25/2011	9.90
87	8/25/2011	9.57
88	9/25/2011	9.57
89	10/25/2011	9.88
90	11/25/2011	9.55

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A and Class A-2B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	6/25/2004	NA
2	7/25/2004	9.50
3	8/25/2004	9.50
4	9/25/2004	9.50
5	10/25/2004	9.50
6	11/25/2004	9.50
7	12/25/2004	9.50
8	1/25/2005	9.50
9	2/25/2005	9.50
10	3/25/2005	9.50
11	4/25/2005	9.50
12	5/25/2005	9.50
13	6/25/2005	9.50
14	7/25/2005	9.50
15	8/25/2005	9.50
16	9/25/2005	9.50
17	10/25/2005	9.50
18	11/25/2005	9.50
19	12/25/2005	9.50
20	1/25/2006	9.50
21	2/25/2006	9.50
22	3/25/2006	9.50
23	4/25/2006	9.50
24	5/25/2006	9.50
25	6/25/2006	9.50
26	7/25/2006	9.50
27	8/25/2006	9.50
28	9/25/2006	9.50
29	10/25/2006	9.50
30	11/25/2006	9.50
31	12/25/2006	9.50
32	1/25/2007	9.50
33	2/25/2007	9.50
34	3/25/2007	10.29
35	4/25/2007	9.50
36	5/25/2007	9.60
37	6/25/2007	9.50
38	7/25/2007	9.71
39	8/25/2007	9.84
40	9/25/2007	9.85
41	10/25/2007	10.18
42	11/25/2007	9.87
43	12/25/2007	10.23
44	1/25/2008	9.96
45	2/25/2008	9.99

Class A-2A and Class A-2B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	3/25/2008	10.67
47	4/25/2008	10.01
48	5/25/2008	10.34
49	6/25/2008	10.02
50	7/25/2008	10.42
51	8/25/2008	10.07
52	9/25/2008	10.07
53	10/25/2008	10.40
54	11/25/2008	10.06
55	12/25/2008	10.40
56	1/25/2009	10.06
57	2/25/2009	10.06
58	3/25/2009	11.13
59	4/25/2009	10.06
60	5/25/2009	10.39
61	6/25/2009	10.05
62	7/25/2009	10.37
63	8/25/2009	10.03
64	9/25/2009	10.02
65	10/25/2009	10.35
66	11/25/2009	10.01
67	12/25/2009	10.34
68	1/25/2010	10.00
69	2/25/2010	9.99
70	3/25/2010	11.05
71	4/25/2010	9.98
72	5/25/2010	10.30
73	6/25/2010	9.96
74	7/25/2010	10.29
75	8/25/2010	9.95
76	9/25/2010	9.94
77	10/25/2010	10.26
78	11/25/2010	9.93
79	12/25/2010	10.25
80	1/25/2011	9.91
81	2/25/2011	9.90
82	3/25/2011	10.96
83	4/25/2011	9.89
84	5/25/2011	10.21
85	6/25/2011	9.88
86	7/25/2011	10.20
87	8/25/2011	9.86
88	9/25/2011	9.86
89	10/25/2011	10.18
90	11/25/2011	9.84

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-IN1


Deutsche Bank

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	6/25/2004	NA
2	7/25/2004	9.50
3	8/25/2004	9.50
4	9/25/2004	9.50
5	10/25/2004	9.50
6	11/25/2004	9.50
7	12/25/2004	9.50
8	1/25/2005	9.50
9	2/25/2005	9.50
10	3/25/2005	9.50
11	4/25/2005	9.50
12	5/25/2005	9.50
13	6/25/2005	9.50
14	7/25/2005	9.50
15	8/25/2005	9.50
16	9/25/2005	9.50
17	10/25/2005	9.50
18	11/25/2005	9.50
19	12/25/2005	9.50
20	1/25/2006	9.50
21	2/25/2006	9.50
22	3/25/2006	9.50
23	4/25/2006	9.50
24	5/25/2006	9.50
25	6/25/2006	9.50
26	7/25/2006	9.50
27	8/25/2006	9.50
28	9/25/2006	9.50
29	10/25/2006	9.50
30	11/25/2006	9.50
31	12/25/2006	9.50
32	1/25/2007	9.50
33	2/25/2007	9.50
34	3/25/2007	10.23
35	4/25/2007	9.50
36	5/25/2007	9.54
37	6/25/2007	9.50
38	7/25/2007	9.71
39	8/25/2007	9.71
40	9/25/2007	9.71
41	10/25/2007	10.04
42	11/25/2007	9.71
43	12/25/2007	10.05
44	1/25/2008	9.76
45	2/25/2008	9.79

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	3/25/2008	10.46
47	4/25/2008	9.78
48	5/25/2008	10.10
49	6/25/2008	9.78
50	7/25/2008	10.13
51	8/25/2008	9.80
52	9/25/2008	9.79
53	10/25/2008	10.12
54	11/25/2008	9.79
55	12/25/2008	10.14
56	1/25/2009	9.81
57	2/25/2009	9.82
58	3/25/2009	10.86
59	4/25/2009	9.81
60	5/25/2009	10.12
61	6/25/2009	9.80
62	7/25/2009	10.12
63	8/25/2009	9.78
64	9/25/2009	9.78
65	10/25/2009	10.09
66	11/25/2009	9.76
67	12/25/2009	10.08
68	1/25/2010	9.75
69	2/25/2010	9.74
70	3/25/2010	10.78
71	4/25/2010	9.73
72	5/25/2010	10.05
73	6/25/2010	9.72
74	7/25/2010	10.03
75	8/25/2010	9.70
76	9/25/2010	9.70
77	10/25/2010	10.01
78	11/25/2010	9.68
79	12/25/2010	10.00
80	1/25/2011	9.67
81	2/25/2011	9.66
82	3/25/2011	10.70
83	4/25/2011	9.65
84	5/25/2011	9.97
85	6/25/2011	9.64
86	7/25/2011	9.95
87	8/25/2011	9.63
88	9/25/2011	9.62
89	10/25/2011	9.93
90	11/25/2011	9.61

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	544	1.1000	1.5600	544	46	528	5.6663	5.7373	289
2	538	1.2388	1.7405	524	47	517	5.7261	5.7454	246
3	532	1.4462	1.9365	497	48	522	5.7880	5.7517	259
4	531	1.6335	2.1232	478	49	517	5.5619	5.7535	262
5	536	1.9010	2.3229	458	50	522	5.6098	5.8006	277
6	530	2.0409	2.4708	435	51	516	5.6594	5.8518	257
7	535	2.1504	2.6418	432	52	516	5.7085	5.8975	252
8	529	2.4179	2.7890	396	53	522	5.7580	5.9412	267
9	528	2.5750	2.8980	380	54	516	5.8057	5.9904	243
10	544	2.7646	3.0104	393	55	522	5.8481	6.0319	262
11	527	2.8415	3.1096	352	56	516	5.8960	6.0402	240
12	532	3.0477	3.2152	343	57	516	5.9415	6.0471	242
13	525	2.9671	3.3102	338	58	534	5.9791	6.0518	298
14	530	3.1018	3.4485	336	59	516	6.0242	6.0571	233
15	524	3.2232	3.5691	312	60	522	6.0522	6.0588	250
16	523	3.3563	3.7057	298	61	516	5.8969	6.0605	245
17	528	3.4857	3.8273	298	62	522	5.9342	6.0948	261
18	522	3.6082	3.9466	273	63	516	5.9697	6.1316	240
19	526	3.7355	4.0707	285	64	516	6.0022	6.1634	237
20	520	3.8616	4.1690	271	65	522	6.0363	6.1935	253
21	519	3.9891	4.2580	322	66	516	6.0698	6.2272	229
22	535	4.1113	4.3567	356	67	522	6.1004	6.2570	248
23	517	4.2243	4.4374	298	68	516	6.1335	6.2537	225
24	522	4.3353	4.5140	302	69	516	6.1650	6.2487	226
25	515	4.2935	4.5980	293	70	533	6.1917	6.2428	284
26	520	4.3993	4.7006	302	71	516	6.2230	6.2392	219
27	513	4.4995	4.7998	294	72	521	6.2448	6.2292	237
28	512	4.6034	4.9064	284	73	516	6.0813	6.2215	231
29	517	4.7040	5.0000	291	74	521	6.1061	6.2465	249
30	511	4.8078	5.0968	265	75	515	6.1304	6.2692	226
31	517	4.9084	5.1953	279	76	515	6.1552	6.2914	224
32	514	4.9994	5.2202	268	77	521	6.1772	6.3136	242
33	513	5.1006	5.2432	276	78	515	6.1986	6.3334	219
34	530	5.1931	5.2625	321	79	521	6.2216	6.3539	237
35	511	5.2813	5.2772	258	80	515	6.2430	6.3621	216
36	516	5.3697	5.2864	267	81	515	6.2628	6.3679	216
37	509	5.0603	5.2955	279	82	533	6.2808	6.3740	276
38	516	5.1311	5.3638	290	83	515	6.3016	6.3818	212
39	513	5.2047	5.4333	275	84	521	6.3203	6.3853	230
40	515	5.2764	5.5069	270	85	515	6.2648	6.3902	215
41	522	5.3396	5.5676	282	86	521	6.2810	6.4075	234
42	516	5.4085	5.6341	258	87	516	6.2974	6.4232	214
43	522	5.4748	5.7008	274	88	516	6.3149	6.4417	213
44	517	5.5381	5.7149	254	89	523	6.3301	6.4538	233
45	516	5.6046	5.7273	258					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	2,111	Index Type:	
Aggregate Principal Balance:	$324,617,369	6 Month LIBOR:	57.74%
Conforming Principal Balance Loans:	$262,851,882	1 Year LIBOR:	0.25%
Average Principal Balance:	$153,774	1 Year Treasury:	3.33%
Range:	$38,767 - $921,462	W.A. Initial Periodic Cap:	3.000%
W.A. Coupon:	7.493%	W.A. Subsequent Periodic Cap:	1.060%
Range:	4.250% - 12.625%	W.A. Lifetime Rate Cap:	6.009%
W.A. Gross Margin:	5.421%	Property Type:	
Range:	2.250% - 10.000%	Single Family:	78.34%
W.A. Remaining Term (months):	338	2-4 Family:	8.43%
Range:	81 – 359 months	PUD:	7.86%
W.A. Seasoning: (months)	5	Condo:	4.44%
Latest Maturity Date:	April 1, 2034	Townhouse:	0.93%
State Concentration (Top Five):		Occupancy Status:	
California:	22.77%	Primary:	91.85%
New York:	10.62%	Investment:	7.13%
Florida:	5.25%	Second Home:	1.02%
Ohio:	4.52%	Documentation Status:	
Michigan:	4.22%	Full:	66.05%
W.A. Original LTV:	76.98%	Limited:	26.60%
Range:	9.32% - 95.00%	None:	3.56%
First Liens:	100.00%	No Ratio:	2.58%
Second Liens:	0.00%	No Income/No Asset:	1.21%
Non-Balloon Loans:	93.01%		
Non-Zero W.A. FICO Score:	607		
		Non-Zero W.A. Prepayment Penalty – Term (months):	29
		Loans with Prepay Penalties:	75.82%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	890	125,566,969.45	38.68
ARM	1,221	199,050,399.73	61.32
Total:	**2,111**	**324,617,369.18**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	113	5,155,274.00	1.58
50,000.01 - 100,000.00	611	46,524,230.00	14.27
100,000.01 - 150,000.00	574	70,641,140.97	21.66
150,000.01 - 200,000.00	331	57,880,907.00	17.75
200,000.01 - 250,000.00	191	42,800,024.00	13.13
250,000.01 - 300,000.00	116	32,229,329.00	9.88
300,000.01 - 350,000.00	59	19,124,207.00	5.87
350,000.01 - 400,000.00	54	20,250,226.00	6.21
400,000.01 - 450,000.00	20	8,503,300.00	2.61
450,000.01 - 500,000.00	22	10,631,650.00	3.26
500,000.01 - 550,000.00	5	2,638,700.00	0.81
550,000.01 - 600,000.00	7	4,085,750.00	1.25
600,000.01 - 650,000.00	4	2,565,500.00	0.79
650,000.01 - 700,000.00	2	1,374,500.00	0.42
700,000.01 - 750,000.00	1	740,000.00	0.23
900,000.01 - 950,000.00	1	925,000.00	0.28
Total:	**2,111**	**326,069,737.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	120	5,451,381.47	1.68
50,000.01 - 100,000.00	605	46,009,173.18	14.17
100,000.01 - 150,000.00	576	70,631,426.75	21.76
150,000.01 - 200,000.00	328	57,201,417.20	17.62
200,000.01 - 250,000.00	191	42,646,454.67	13.14
250,000.01 - 300,000.00	118	32,693,635.43	10.07
300,000.01 - 350,000.00	58	18,806,367.97	5.79
350,000.01 - 400,000.00	53	19,820,712.45	6.11
400,000.01 - 450,000.00	20	8,472,792.99	2.61
450,000.01 - 500,000.00	22	10,601,792.52	3.27
500,000.01 - 550,000.00	5	2,626,307.94	0.81
550,000.01 - 600,000.00	7	4,069,644.47	1.25
600,000.01 - 650,000.00	4	2,557,927.77	0.79
650,000.01 - 700,000.00	2	1,370,844.35	0.42
700,000.01 - 750,000.00	1	736,028.23	0.23
900,000.01 - 950,000.00	1	921,461.79	0.28
Total:	**2,111**	**324,617,369.18**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	3	244,574.58	0.08
121 - 180	301	30,113,097.53	9.28
181 - 240	6	782,141.56	0.24
301 - 360	1,801	293,477,555.51	90.41
Total:	**2,111**	**324,617,369.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	184,484.13	0.06
4.500 - 4.999	9	1,233,763.72	0.38
5.000 - 5.499	8	1,445,722.98	0.45
5.500 - 5.999	37	7,685,902.48	2.37
6.000 - 6.499	133	27,965,997.58	8.62
6.500 - 6.999	430	77,252,414.91	23.80
7.000 - 7.499	340	53,049,811.83	16.34
7.500 - 7.999	450	68,862,675.70	21.21
8.000 - 8.499	247	33,793,763.07	10.41
8.500 - 8.999	218	26,637,076.58	8.21
9.000 - 9.499	110	12,387,748.56	3.82
9.500 - 9.999	63	6,559,634.60	2.02
10.000 - 10.499	27	2,951,527.71	0.91
10.500 - 10.999	20	2,750,228.38	0.85
11.000 - 11.499	5	635,057.00	0.20
11.500 - 11.999	10	1,053,621.80	0.32
12.000 - 12.499	2	124,421.01	0.04
12.500 - 12.999	1	43,517.14	0.01
Total:	**2,111**	**324,617,369.18**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	113	15,230,722.65	4.69
50.01 - 55.00	53	7,425,876.32	2.29
55.01 - 60.00	66	9,304,599.36	2.87
60.01 - 65.00	154	24,454,563.54	7.53
65.01 - 70.00	137	23,560,828.52	7.26
70.01 - 75.00	211	35,321,879.83	10.88
75.01 - 80.00	635	97,925,239.53	30.17
80.01 - 85.00	255	38,714,182.41	11.93
85.01 - 90.00	316	48,258,207.49	14.87
90.01 - 95.00	171	24,421,269.53	7.52
Total:	**2,111**	**324,617,369.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	146	19,919,773.37	6.14
525 - 549	269	36,262,049.29	11.17
550 - 574	331	49,496,011.34	15.25
575 - 599	320	49,884,843.75	15.37
600 - 624	396	59,532,282.07	18.34
625 - 649	263	40,522,490.76	12.48
650 - 674	151	25,445,881.71	7.84
675 - 699	102	17,690,107.49	5.45
700 - 724	47	9,537,349.64	2.94
725 - 749	32	6,153,242.95	1.90
750 - 774	28	4,899,852.05	1.51
775 - 799	22	4,267,325.34	1.31
Greater than or equal to 800	4	1,006,159.42	0.31
Total:	**2,111**	**324,617,369.18**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	312	73,921,747.45	22.77
New York	149	34,487,322.52	10.62
Florida	125	17,037,739.28	5.25
Ohio	143	14,686,846.68	4.52
Michigan	122	13,692,142.58	4.22
Maryland	71	12,170,887.70	3.75
Illinois	83	11,202,249.93	3.45
Massachusetts	55	10,643,736.43	3.28
Virginia	45	8,635,214.77	2.66
Missouri	82	8,199,385.38	2.53
Georgia	48	7,432,375.84	2.29
Washington	45	7,094,525.88	2.19
Minnesota	52	7,087,415.33	2.18
Pennsylvania	51	6,543,789.02	2.02
Colorado	38	6,428,747.94	1.98
North Carolina	51	6,250,507.89	1.93
New Jersey	25	5,193,221.13	1.60
Wisconsin	48	5,112,600.90	1.57

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Connecticut	28	5,017,781.91	1.55
Texas	39	4,964,385.72	1.53
Nevada	31	4,776,197.71	1.47
Arizona	32	4,606,861.56	1.42
Oregon	26	3,956,906.87	1.22
Kentucky	38	3,667,056.88	1.13
Indiana	39	3,478,754.96	1.07
District of Columbia	21	3,437,494.22	1.06
South Carolina	34	3,258,299.89	1.00
Iowa	32	2,763,679.42	0.85
New Hampshire	19	2,745,693.43	0.85
Tennessee	29	2,684,108.78	0.83
Louisiana	20	2,087,082.91	0.64
Delaware	9	1,605,429.22	0.49
Kansas	15	1,554,698.42	0.48
Nebraska	15	1,538,479.62	0.47
Alabama	14	1,453,817.54	0.45
Alaska	10	1,434,138.84	0.44
Maine	9	1,343,812.78	0.41
Utah	10	1,254,455.81	0.39
Montana	8	1,193,558.46	0.37
Hawaii	6	1,192,492.89	0.37
Idaho	12	1,168,775.19	0.36
Wyoming	6	1,164,007.25	0.36
Rhode Island	7	1,097,799.72	0.34
Oklahoma	11	1,038,002.06	0.32
Mississippi	13	1,021,715.48	0.31
Arkansas	10	1,018,532.56	0.31
Vermont	8	932,098.81	0.29
West Virginia	7	583,317.98	0.18
South Dakota	5	423,286.58	0.13
New Mexico	2	294,317.03	0.09
North Dakota	1	39,872.03	0.01
Total:	**2,111**	**324,617,369.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,917	298,173,105.80	91.85
Investment	173	23,145,709.22	7.13
Second Home	21	3,298,554.16	1.02
Total:	**2,111**	**324,617,369.18**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,514	214,413,672.57	66.05
Limited	472	86,349,702.18	26.6
No Documentation	70	11,563,064.97	3.56
No Ratio	37	8,366,116.07	2.58
No Income No Asset	18	3,924,813.39	1.21
Total:	**2,111**	**324,617,369.18**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,539	233,398,976.25	71.90
Purchase	357	60,230,017.73	18.55
Refinance - Rate Term	215	30,988,375.20	9.55
Total:	**2,111**	**324,617,369.18**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,714	254,310,209.82	78.34
PUD	129	25,512,799.92	7.86
2-4 Family	138	27,365,158.78	8.43
Condo	102	14,423,091.06	4.44
Townhouse	28	3,006,109.60	0.93
Total:	**2,111**	**324,617,369.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
June 2004	1	76,198.66	0.04
July 2004	2	501,977.74	0.25
August 2004	3	537,886.27	0.27
September 2004	2	689,672.99	0.35
October 2004	1	113,211.31	0.06
December 2004	1	197,534.59	0.10
January 2005	1	262,539.70	0.13
March 2005	1	127,357.12	0.06
April 2005	3	324,403.60	0.16
May 2005	4	606,384.67	0.30
June 2005	6	1,161,242.11	0.58
July 2005	6	586,557.97	0.29
August 2005	12	1,463,820.89	0.74
September 2005	23	2,883,163.72	1.45
October 2005	35	5,281,260.72	2.65
November 2005	81	12,369,892.01	6.21
December 2005	123	21,328,976.85	10.72
January 2006	287	52,668,363.57	26.46
February 2006	271	45,426,195.57	22.82
March 2006	132	21,319,023.90	10.71
April 2006	3	533,592.68	0.27
May 2006	1	352,433.40	0.18
June 2006	1	206,488.52	0.10
July 2006	2	215,747.40	0.11
August 2006	1	66,066.73	0.03
September 2006	10	1,394,789.27	0.70
October 2006	11	2,030,245.88	1.02
November 2006	59	8,527,862.64	4.28
December 2006	36	4,861,041.41	2.44
January 2007	36	4,736,865.27	2.38
February 2007	26	3,133,015.90	1.57
March 2007	17	2,050,951.80	1.03
March 2008	1	510,846.55	0.26
September 2008	1	114,846.63	0.06
October 2008	4	331,210.40	0.17
November 2008	7	819,750.65	0.41
December 2008	9	1,100,287.72	0.55
December 2012	1	138,692.92	0.07
Total:	**1,221**	**199,050,399.73**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	6	803,502.14	0.40
2.500 - 2.999	20	3,338,414.53	1.68
3.000 - 3.499	2	439,626.32	0.22
3.500 - 3.999	14	3,330,573.38	1.67
4.000 - 4.499	17	4,053,823.66	2.04
4.500 - 4.999	257	51,730,019.66	25.99
5.000 - 5.499	286	50,334,649.35	25.29
5.500 - 5.999	226	35,546,557.73	17.86
6.000 - 6.499	197	25,521,469.47	12.82
6.500 - 6.999	49	7,198,398.58	3.62
7.000 - 7.499	46	6,746,577.93	3.39
7.500 - 7.999	34	2,917,029.46	1.47
8.000 - 8.499	25	2,973,322.10	1.49
8.500 - 8.999	16	1,890,950.59	0.95
9.000 - 9.499	19	1,731,345.25	0.87
9.500 - 9.999	5	393,818.59	0.20
10.000 - 10.499	2	100,320.99	0.05
Total:	**1,221**	**199,050,399.73**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	184,484.13	0.09
10.500 - 10.999	5	631,269.77	0.32
11.000 - 11.499	7	1,049,904.14	0.53
11.500 - 11.999	25	4,424,351.37	2.22
12.000 - 12.499	69	15,529,938.07	7.80
12.500 - 12.999	206	38,138,596.73	19.16
13.000 - 13.499	167	28,922,608.82	14.53
13.500 - 13.999	272	45,805,465.52	23.01
14.000 - 14.499	164	25,963,021.72	13.04
14.500 - 14.999	145	19,148,819.85	9.62
15.000 - 15.499	71	8,262,165.56	4.15
15.500 - 15.999	42	4,588,463.80	2.31
16.000 - 16.499	18	2,430,523.78	1.22
16.500 - 16.999	15	2,405,401.45	1.21
17.000 - 17.499	4	534,963.96	0.27
17.500 - 17.999	7	862,482.91	0.43
18.000 - 18.499	2	124,421.01	0.06
18.500 - 18.999	1	43,517.14	0.02
Total:	**1,221**	**199,050,399.73**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	184,484.13	0.09
4.500 - 4.999	5	631,269.77	0.32
5.000 - 5.499	7	1,049,904.14	0.53
5.500 - 5.999	26	4,935,197.92	2.48
6.000 - 6.499	69	15,259,548.90	7.67
6.500 - 6.999	208	38,377,727.68	19.28
7.000 - 7.499	170	29,817,219.33	14.98
7.500 - 7.999	271	45,693,481.05	22.96
8.000 - 8.499	160	24,827,953.83	12.47
8.500 - 8.999	145	19,419,877.91	9.76
9.000 - 9.499	72	8,558,363.17	4.30
9.500 - 9.999	41	4,190,259.26	2.11
10.000 - 10.499	17	2,134,326.17	1.07
10.500 - 10.999	15	2,405,401.45	1.21
11.000 - 11.499	4	534,963.96	0.27
11.500 - 11.999	7	862,482.91	0.43
12.000 - 12.499	2	124,421.01	0.06
12.500 - 12.999	1	43,517.14	0.02
Total:	**1,221**	**199,050,399.73**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	7	1,498,073.42	0.75
1.500	2	537,271.49	0.27
2.000	8	1,460,521.58	0.73
3.000	1,182	192,779,368.20	96.85
3.115	1	183,367.44	0.09
5.000	21	2,591,797.60	1.30
Total:	**1,221**	**199,050,399.73**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	511	78,485,883.19	24.18
12	73	16,985,913.20	5.23
24	631	111,232,110.65	34.27
36	885	116,312,251.06	35.83
60	11	1,601,211.08	0.49
Total:	**2,111**	**324,617,369.18**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	1,916	Index Type:	
Aggregate Principal Balance:	$262,851,882	6 Month LIBOR:	55.97%
Conforming Principal Balance Loans:	$262,851,882	1 Year LIBOR:	0.31%
Average Principal Balance:	$137,188	1 Year Treasury:	2.96%
Range:	$38,767 - $423,718	W.A. Initial Periodic Cap:	3.002%
W.A. Coupon:	7.562%	W.A. Subsequent Periodic Cap:	1.058%
Range:	4.250% - 12.625%	W.A. Lifetime Rate Cap:	6.010%
W.A. Gross Margin:	5.375%	Property Type:	
Range:	2.250% - 8.000%	Single Family:	77.77%
W.A. Remaining Term (months):	334	2-4 Family:	9.23%
Range:	81 – 359 months	PUD:	7.34%
W.A. Seasoning: (months)	5	Condo:	4.51%
Latest Maturity Date:	April 1, 2034	Townhouse:	1.14%
State Concentration (Top Five):		Occupancy Status:	
California:	18.94%	Primary:	91.30%
New York:	8.96%	Investment:	8.10%
Florida:	5.46%	Second Home:	0.60%
Ohio:	5.43%	Documentation Status:	
Maryland:	3.96%	Full:	68.42%
W.A. Original LTV:	76.96%	Limited:	25.09%
Range:	9.32% - 95.00%	None:	3.71%
First Liens:	100.00%	No Ratio:	2.05%
Second Liens:	0.00%	No Income/No Asset:	0.73%
Non-Balloon Loans:	91.50%		
Non-Zero W.A. FICO Score:	603		
		Non-Zero W.A. Prepayment Penalty – Term (months):	29
		Loans with Prepay Penalties:	75.72%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	838	107,137,545.94	40.76
ARM	1,078	155,714,335.90	59.24
Total:	**1,916**	**262,851,881.84**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	106	4,828,374.00	1.83
50,000.01 - 100,000.00	583	44,473,155.00	16.84
100,000.01 - 150,000.00	558	68,763,753.00	26.04
150,000.01 - 200,000.00	321	56,194,407.00	21.28
200,000.01 - 250,000.00	183	41,015,224.00	15.53
250,000.01 - 300,000.00	111	30,846,607.00	11.68
300,000.01 - 350,000.00	43	13,685,457.00	5.18
350,000.01 - 400,000.00	6	2,188,450.00	0.83
400,000.01 - 450,000.00	5	2,084,600.00	0.79
Total:	**1,916**	**264,080,027.00**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	112	5,075,287.61	1.93
50,000.01 - 100,000.00	578	44,014,384.27	16.74
100,000.01 - 150,000.00	560	68,760,307.05	26.16
150,000.01 - 200,000.00	318	55,523,244.59	21.12
200,000.01 - 250,000.00	183	40,869,348.54	15.55
250,000.01 - 300,000.00	113	31,319,699.81	11.92
300,000.01 - 350,000.00	42	13,382,367.94	5.09
350,000.01 - 400,000.00	5	1,830,316.54	0.70
400,000.01 - 450,000.00	5	2,076,925.49	0.79
Total:	**1,916**	**262,851,881.84**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	3	244,574.58	0.09
121 - 180	300	29,745,545.70	11.32
181 - 240	6	782,141.56	0.30
301 - 360	1,607	232,079,620.00	88.29
Total:	**1,916**	**262,851,881.84**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	184,484.13	0.07
4.500 - 4.999	8	961,999.14	0.37
5.000 - 5.499	7	1,049,904.14	0.40
5.500 - 5.999	29	4,597,170.31	1.75
6.000 - 6.499	114	19,794,094.57	7.53
6.500 - 6.999	385	58,926,368.45	22.42
7.000 - 7.499	321	46,550,414.50	17.71
7.500 - 7.999	407	55,304,793.89	21.04
8.000 - 8.499	228	28,387,237.55	10.80
8.500 - 8.999	200	22,885,668.53	8.71
9.000 - 9.499	99	11,142,154.34	4.24
9.500 - 9.999	56	5,784,669.37	2.20
10.000 - 10.499	23	2,676,077.59	1.02
10.500 - 10.999	20	2,750,228.38	1.05
11.000 - 11.499	5	635,057.00	0.24
11.500 - 11.999	10	1,053,621.80	0.40
12.000 - 12.499	2	124,421.01	0.05
12.500 - 12.999	1	43,517.14	0.02
Total:	**1,916**	**262,851,881.84**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	105	12,544,479.07	4.77
50.01 - 55.00	51	6,602,473.19	2.51
55.01 - 60.00	57	6,927,884.07	2.64
60.01 - 65.00	144	21,377,519.63	8.13
65.01 - 70.00	117	16,851,301.04	6.41
70.01 - 75.00	191	27,131,051.02	10.32
75.01 - 80.00	587	81,697,245.35	31.08
80.01 - 85.00	226	30,257,913.89	11.51
85.01 - 90.00	284	39,607,975.45	15.07
90.01 - 95.00	154	19,854,039.13	7.55
Total:	**1,916**	**262,851,881.84**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	140	18,301,840.18	6.96
525 - 549	246	32,636,907.23	12.42
550 - 574	303	41,505,793.23	15.79
575 - 599	284	38,395,476.02	14.61
600 - 624	362	48,455,440.03	18.43
625 - 649	241	32,262,510.05	12.27
650 - 674	137	20,247,977.20	7.70
675 - 699	90	13,233,864.34	5.03
700 - 724	39	6,317,899.86	2.40
725 - 749	27	3,761,924.04	1.43
750 - 774	25	3,970,541.16	1.51
775 - 799	18	2,755,549.08	1.05
Greater than or equal to 800	4	1,006,159.42	0.38
Total:	**1,916**	**262,851,881.84**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	253	49,776,113.79	18.94
New York	125	23,551,685.78	8.96
Florida	112	14,364,370.80	5.46
Ohio	142	14,268,107.29	5.43
Maryland	66	10,414,010.88	3.96
Illinois	79	9,599,186.91	3.65
Massachusetts	51	8,979,131.08	3.42
Michigan	80	8,364,587.77	3.18
Missouri	81	8,149,441.75	3.10
Washington	44	6,731,026.21	2.56
Virginia	38	6,480,938.28	2.47
Minnesota	48	6,247,966.41	2.38
North Carolina	50	5,881,762.01	2.24
Georgia	44	5,853,784.68	2.23
Pennsylvania	49	5,696,234.68	2.17
Nevada	31	4,776,197.71	1.82
Wisconsin	47	4,748,808.14	1.81
Colorado	35	4,744,581.96	1.81
Texas	38	4,541,514.19	1.73

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
New Jersey	23	4,473,478.18	1.70
Arizona	29	4,119,582.22	1.57
Connecticut	26	4,065,163.99	1.55
Kentucky	37	3,601,005.97	1.37
Indiana	39	3,478,754.96	1.32
Oregon	24	3,440,848.37	1.31
South Carolina	34	3,258,299.89	1.24
District of Columbia	20	3,050,799.49	1.16
Iowa	31	2,700,505.13	1.03
Tennessee	29	2,684,108.78	1.02
New Hampshire	18	2,551,751.29	0.97
Louisiana	20	2,087,082.91	0.79
Delaware	9	1,605,429.22	0.61
Kansas	15	1,554,698.42	0.59
Nebraska	15	1,538,479.62	0.59
Alabama	14	1,453,817.54	0.55
Alaska	10	1,434,138.84	0.55
Montana	8	1,193,558.46	0.45
Hawaii	6	1,192,492.89	0.45
Maine	8	1,186,852.46	0.45
Idaho	12	1,168,775.19	0.44
Utah	9	1,146,627.18	0.44
Rhode Island	7	1,097,799.72	0.42
Oklahoma	11	1,038,002.06	0.39
Arkansas	10	1,018,532.56	0.39
Mississippi	12	947,212.02	0.36
Vermont	8	932,098.81	0.35
West Virginia	7	583,317.98	0.22
South Dakota	5	423,286.58	0.16
Wyoming	4	321,741.73	0.12
New Mexico	2	294,317.03	0.11
North Dakota	1	39,872.03	0.02
Total:	**1,916**	**262,851,881.84**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,737	239,994,751.21	91.30
Investment	164	21,289,299.34	8.10
Second Home	15	1,567,831.29	0.60
Total:	**1,916**	**262,851,881.84**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,399	179,835,799.71	68.42
Limited	411	65,940,987.01	25.09
No Documentation	65	9,762,831.83	3.71
No Ratio	29	5,389,649.88	2.05
No Income No Asset	12	1,922,613.41	0.73
Total:	**1,916**	**262,851,881.84**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,417	194,304,200.78	73.92
Purchase	304	44,068,848.83	16.77
Refinance - Rate Term	195	24,478,832.23	9.31
Total:	**1,916**	**262,851,881.84**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,556	204,420,025.44	77.77
PUD	110	19,304,239.29	7.34
2-4 Family	131	24,264,590.29	9.23
Condo	91	11,856,917.22	4.51
Townhouse	28	3,006,109.60	1.14
Total:	**1,916**	**262,851,881.84**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
June 2004	1	76,198.66	0.05
July 2004	2	501,977.74	0.32
August 2004	3	537,886.27	0.35
September 2004	1	291,468.45	0.19
October 2004	1	113,211.31	0.07
December 2004	1	197,534.59	0.13
January 2005	1	262,539.70	0.17
March 2005	1	127,357.12	0.08
April 2005	3	324,403.60	0.21
May 2005	4	606,384.67	0.39
June 2005	5	800,378.86	0.51
July 2005	6	586,557.97	0.38
August 2005	12	1,463,820.89	0.94
September 2005	18	1,922,352.00	1.23
October 2005	32	4,590,770.99	2.95
November 2005	73	9,861,122.27	6.33
December 2005	111	15,902,955.27	10.21
January 2006	260	41,290,954.79	26.52
February 2006	251	37,147,067.37	23.86
March 2006	123	17,183,211.68	11.04
April 2006	3	533,592.68	0.34
June 2006	1	206,488.52	0.13
July 2006	2	215,747.40	0.14
August 2006	1	66,066.73	0.04
September 2006	8	1,232,084.36	0.79
October 2006	9	1,463,461.57	0.94
November 2006	40	5,013,536.40	3.22
December 2006	28	3,569,483.34	2.29
January 2007	21	2,678,969.40	1.72
February 2007	19	2,585,064.21	1.66
March 2007	15	1,856,898.77	1.19
September 2008	1	114,846.63	0.07
October 2008	4	331,210.40	0.21
November 2008	7	819,750.65	0.53
December 2008	9	1,100,287.72	0.71
December 2010	1	138,692.92	0.09
Total:	**1,078**	**155,714,335.90**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	6	803,502.14	0.52
2.500 - 2.999	20	3,338,414.53	2.14
3.000 - 3.499	2	439,626.32	0.28
3.500 - 3.999	11	1,850,336.22	1.19
4.000 - 4.499	10	1,923,473.82	1.24
4.500 - 4.999	226	38,305,369.77	24.60
5.000 - 5.499	260	39,536,880.26	25.39
5.500 - 5.999	213	29,484,594.07	18.94
6.000 - 6.499	192	23,055,940.05	14.81
6.500 - 6.999	49	7,198,398.58	4.62
7.000 - 7.499	44	5,706,395.38	3.66
7.500 - 7.999	34	2,917,029.46	1.87
8.000 - 8.499	11	1,154,375.30	0.74
Total:	**1,078**	**155,714,335.90**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	184,484.13	0.12
10.500 - 10.999	5	631,269.77	0.41
11.000 - 11.499	7	1,049,904.14	0.67
11.500 - 11.999	21	3,164,158.39	2.03
12.000 - 12.499	57	9,853,107.22	6.33
12.500 - 12.999	184	28,444,286.44	18.27
13.000 - 13.499	154	24,126,251.74	15.49
13.500 - 13.999	237	34,740,160.82	22.31
14.000 - 14.499	145	20,672,454.75	13.28
14.500 - 14.999	128	15,867,255.52	10.19
15.000 - 15.499	60	7,016,571.34	4.51
15.500 - 15.999	35	3,753,250.37	2.41
16.000 - 16.499	15	2,240,394.80	1.44
16.500 - 16.999	15	2,405,401.45	1.54
17.000 - 17.499	4	534,963.96	0.34
17.500 - 17.999	7	862,482.91	0.55
18.000 - 18.499	2	124,421.01	0.08
18.500 - 18.999	1	43,517.14	0.03
Total:	**1,078**	**155,714,335.90**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.599	1	184,484.13	0.12
4.500 - 4.999	5	631,269.77	0.41
5.000 - 5.499	7	1,049,904.14	0.67
5.500 - 5.999	21	3,164,158.39	2.03
6.000 - 6.499	58	10,093,564.60	6.48
6.500 - 6.999	186	28,683,417.39	18.42
7.000 - 7.499	156	24,779,267.39	15.91
7.500 - 7.999	236	34,628,176.35	22.24
8.000 - 8.499	142	19,778,981.72	12.70
8.500 - 8.999	127	15,740,109.04	10.11
9.000 - 9.499	61	7,312,768.95	4.70
9.500 - 9.999	35	3,753,250.37	2.41
10.000 - 10.499	14	1,944,197.19	1.25
10.500 - 10.999	15	2,405,401.45	1.54
11.000 - 11.499	4	534,963.96	0.34
11.500 - 11.999	7	862,482.91	0.55
12.000 - 12.499	2	124,421.01	0.08
12.500 - 12.999	1	43,517.14	0.03
Total:	**1,078**	**155,714,335.90**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	6	1,099,868.88	0.71
1.500	1	295,676.63	0.19
2.000	7	1,249,066.71	0.80
3.000	1,043	150,805,405.19	96.85
3.115	1	183,367.44	0.12
5.000	20	2,080,951.05	1.34
Total:	**1,078**	**155,714,335.90**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	472	63,815,979.83	24.28
12	57	10,134,321.96	3.86
24	573	88,356,174.86	33.61
36	814	100,545,405.19	38.25
Total:	**1,916**	**262,851,881.84**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	195	Index Type:	
Aggregate Principal Balance:	$61,765,487	6 Month LIBOR:	65.29%
Conforming Principal Balance Loans:	$0	1 Year LIBOR:	0.00%
Average Principal Balance:	$316,746	1 Year Treasury:	4.87%
Range:	$40,677 - $921,462	W.A. Initial Periodic Cap:	2.992%
W.A. Coupon:	7.199%	W.A. Subsequent Periodic Cap:	1.069%
Range:	4.625% - 10.375%	W.A. Lifetime Rate Cap:	6.006%
W.A. Gross Margin:	5.586%	Property Type:	
Range:	3.500% - 10.000%	Single Family:	80.77%
W.A. Remaining Term (months):	354	2-4 Family:	5.02%
Range:	155 – 358 months	PUD:	10.05%
W.A. Seasoning: (months)	5	Condo:	4.15%
Latest Maturity Date:	March 1, 2034	Townhouse:	0.00%
State Concentration (Top Five):		Occupancy Status:	
California :	39.09%	Primary:	94.19%
New York:	17.71%	Investment:	3.01%
Michigan:	8.63%	Second Home:	2.80%
Florida:	4.33%	Documentation Status:	
Virginia:	3.49%	Full:	55.98%
W.A. Original LTV:	77.08%	Limited:	33.04%
Range:	31.53% - 95.00%	No Ratio:	4.82%
First Liens:	100.00%	No Income/No Asset:	3.24%
Second Liens:	0.00%	None:	2.91%
Non-Balloon Loans:	99.40%		
Non-Zero W.A. FICO Score:	623		
		Non-Zero W.A. Prepayment Penalty – Term (months):	27
		Loans with Prepay Penalties:	76.25%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	52	18,429,423.51	29.84
ARM	143	43,336,063.83	70.16
Total:	**195**	**61,765,487.34**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	7	326,900.00	0.53
50,000.01 - 100,000.00	28	2,051,075.00	3.31
100,000.01 - 150,000.00	16	1,877,387.97	3.03
150,000.01 - 200,000.00	10	1,686,500.00	2.72
200,000.01 - 250,000.00	8	1,784,800.00	2.88
250,000.01 - 300,000.00	5	1,382,722.00	2.23
300,000.01 - 350,000.00	16	5,438,750.00	8.77
350,000.01 - 400,000.00	48	18,061,776.00	29.14
400,000.01 - 450,000.00	15	6,418,700.00	10.35
450,000.01 - 500,000.00	22	10,631,650.00	17.15
500,000.01 - 550,000.00	5	2,638,700.00	4.26
550,000.01 - 600,000.00	7	4,085,750.00	6.59
600,000.01 - 650,000.00	4	2,565,500.00	4.14
650,000.01 - 700,000.00	2	1,374,500.00	2.22
700,000.01 - 750,000.00	1	740,000.00	1.19
900,000.01 - 950,000.00	1	925,000.00	1.49
Total:	**195**	**61,989,710.97**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	8	376,093.86	0.61
50,000.01 - 100,000.00	27	1,994,788.91	3.23
100,000.01 - 150,000.00	16	1,871,119.70	3.03
150,000.01 - 200,000.00	10	1,678,172.61	2.72
200,000.01 - 250,000.00	8	1,777,106.13	2.88
250,000.01 - 300,000.00	5	1,373,935.62	2.22
300,000.01 - 350,000.00	16	5,424,000.03	8.78
350,000.01 - 400,000.00	48	17,990,395.91	29.13
400,000.01 - 450,000.00	15	6,395,867.50	10.36
450,000.01 - 500,000.00	22	10,601,792.52	17.16
500,000.01 - 550,000.00	5	2,626,307.94	4.25
550,000.01 - 600,000.00	7	4,069,644.47	6.59
600,000.01 - 650,000.00	4	2,557,927.77	4.14
650,000.01 - 700,000.00	2	1,370,844.35	2.22
700,000.01 - 750,000.00	1	736,028.23	1.19
900,000.01 - 950,000.00	1	921,461.79	1.49
Total:	**195**	**61,765,487.34**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	1	367,551.83	0.60
301 - 360	194	61,397,935.51	99.40
Total:	**195**	**61,765,487.34**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	271,764.58	0.44
5.000 - 5.499	1	395,818.84	0.64
5.500 - 5.999	8	3,088,732.17	5.00
6.000 - 6.499	19	8,171,903.01	13.23
6.500 - 6.999	45	18,326,046.46	29.67
7.000 - 7.499	19	6,499,397.33	10.52
7.500 - 7.999	43	13,557,881.81	21.95
8.000 - 8.499	19	5,406,525.52	8.75
8.500 - 8.999	18	3,751,408.05	6.07
9.000 - 9.499	11	1,245,594.22	2.02
9.500 - 9.999	7	774,965.23	1.25
10.000 - 10.499	4	275,450.12	0.45
Total:	**195**	**61,765,487.34**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	8	2,686,243.58	4.35
50.01 - 55.00	2	823,403.13	1.33
55.01 - 60.00	9	2,376,715.29	3.85
60.01 - 65.00	10	3,077,043.91	4.98
65.01 - 70.00	20	6,709,527.48	10.86
70.01 - 75.00	20	8,190,828.81	13.26
75.01 - 80.00	48	16,227,994.18	26.27
80.01 - 85.00	29	8,456,268.52	13.69
85.01 - 90.00	32	8,650,232.04	14.00
90.01 - 95.00	17	4,567,230.40	7.39
Total:	**195**	**61,765,487.34**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 – 524	6	1,617,933.19	2.62
525 – 549	23	3,625,142.06	5.87
550 – 574	28	7,990,218.11	12.94
575 – 599	36	11,489,367.73	18.60
600 – 624	34	11,076,842.04	17.93
625 – 649	22	8,259,980.71	13.37
650 – 674	14	5,197,904.51	8.42
675 – 699	12	4,456,243.15	7.21
700 – 724	8	3,219,449.78	5.21
725 – 749	5	2,391,318.91	3.87
750 – 774	3	929,310.89	1.50
775 - 799	4	1,511,776.26	2.45
Total:	**195**	**61,765,487.34**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	59	24,145,633.66	39.09
New York	24	10,935,636.74	17.71
Michigan	42	5,327,554.81	8.63
Florida	13	2,673,368.48	4.33
Virginia	7	2,154,276.49	3.49
Maryland	5	1,756,876.82	2.84
Colorado	3	1,684,165.98	2.73
Massachusetts	4	1,664,605.35	2.70
Illinois	4	1,603,063.02	2.60
Georgia	4	1,578,591.16	2.56
Connecticut	2	952,617.92	1.54
Pennsylvania	2	847,554.34	1.37
Wyoming	2	842,265.52	1.36
Minnesota	4	839,448.92	1.36
New Jersey	2	719,742.95	1.17
Oregon	2	516,058.50	0.84
Arizona	3	487,279.34	0.79
Texas	1	422,871.53	0.68
Ohio	1	418,739.39	0.68
District of Columbia	1	386,694.73	0.63
North Carolina	1	368,745.88	0.60
Wisconsin	1	363,792.76	0.59
Washington	1	363,499.67	0.59
New Hampshire	1	193,942.14	0.31
Maine	1	156,960.32	0.25
Utah	1	107,828.63	0.17
Mississippi	1	74,503.46	0.12
Kentucky	1	66,050.91	0.11
Iowa	1	63,174.29	0.10
Missouri	1	49,943.63	0.08
Total:	**195**	**61,765,487.34**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	180	58,178,354.59	94.19
Investment	9	1,856,409.88	3.01
Second Home	6	1,730,722.87	2.80
Total:	**195**	**61,765,487.34**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	115	34,577,872.86	55.98
Limited	61	20,408,715.17	33.04
No Ratio	8	2,976,466.19	4.82
No Income No Asset	6	2,002,199.98	3.24
No Documentation	5	1,800,233.14	2.91
Total:	**195**	**61,765,487.34**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	122	39,094,775.47	63.30
Purchase	53	16,161,168.90	26.17
Refinance - Rate Term	20	6,509,542.97	10.54
Total:	**195**	**61,765,487.34**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	158	49,890,184.38	80.77
PUD	19	6,208,560.63	10.05
2-4 Family	7	3,100,568.49	5.02
Condo	11	2,566,173.84	4.15
Total:	**195**	**61,765,487.34**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
September 2004	1	398,204.54	0.92
June 2005	1	360,863.25	0.83
September 2005	5	960,811.72	2.22
October 2005	3	690,489.73	1.59
November 2005	8	2,508,769.74	5.79
December 2005	12	5,426,021.58	12.52
January 2006	27	11,377,408.78	26.25
February 2006	20	8,279,128.20	19.10
March 2006	9	4,135,812.22	9.54
May 2006	1	352,433.40	0.81
September 2006	2	162,704.91	0.38
October 2006	2	566,784.31	1.31
November 2006	19	3,514,326.24	8.11
December 2006	8	1,291,558.07	2.98
January 2007	15	2,057,895.87	4.75
February 2007	7	547,951.69	1.26
March 2007	2	194,053.03	0.45
March 2008	1	510,846.55	1.18
Total:	**143**	**43,336,063.83**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	1,480,237.16	3.42
4.000 - 4.499	7	2,130,349.84	4.92
4.500 - 4.999	31	13,424,649.89	30.98
5.000 - 5.499	26	10,797,769.09	24.92
5.500 - 5.999	13	6,061,963.66	13.99
6.000 - 6.499	5	2,465,529.42	5.69
7.000 - 7.499	2	1,040,182.55	2.40
8.000 - 8.499	14	1,818,946.80	4.20
8.500 - 8.999	16	1,890,950.59	4.36
9.000 - 9.499	19	1,731,345.25	4.00
9.500 - 9.999	5	393,818.59	0.91
10.000 - 10.499	2	100,320.99	0.23
Total:	**143**	**43,336,063.83**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.500 - 11.999	4	1,260,192.98	2.91
12.000 - 12.499	12	5,676,830.85	13.10
12.500 - 12.999	22	9,694,310.29	22.37
13.000 - 13.499	13	4,796,357.08	11.07
13.500 - 13.999	35	11,065,304.70	25.53
14.000 - 14.499	19	5,290,566.97	12.21
14.500 - 14.999	17	3,281,564.33	7.57
15.000 - 15.499	11	1,245,594.22	2.87
15.500 - 15.999	7	835,213.43	1.93
16.000 - 16.499	3	190,128.98	0.44
Total:	**143**	**43,336,063.83**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.500 - 5.999	5	1,771,039.53	4.09
6.000 - 6.499	11	5,165,984.30	11.92
6.500 - 6.999	22	9,694,310.29	22.37
7.000 - 7.499	14	5,037,951.94	11.63
7.500 - 7.999	35	11,065,304.70	25.53
8.000 - 8.499	18	5,048,972.11	11.65
8.500 - 8.999	18	3,679,768.87	8.49
9.000 - 9.499	11	1,245,594.22	2.87
9.500 - 9.999	6	437,008.89	1.01
10.000 - 10.499	3	190,128.98	0.44
Total:	**143**	**43,336,063.83**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1	398,204.54	0.92
1.500	1	241,594.86	0.56
2.000	1	211,454.87	0.49
3.000	139	41,973,963.01	96.86
5.000	1	510,846.55	1.18
Total:	**143**	**43,336,063.83**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	39	14,669,903.36	23.75
12	16	6,851,591.24	11.09
24	58	22,875,935.79	37.04
36	71	15,766,845.87	25.53
60	11	1,601,211.08	2.59
Total:	**195**	**61,765,487.34**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865

ABS Structuring

Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250

ABS Collateral

Steve Lumer	212-250-0115
Christopher Sudol	212-250-0507